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03037053

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kettle River Resources Ltd

*CURRENT ADDRESS

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 666 FISCAL YEAR 4-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 11/3/03

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR

PROCESSED
OCT 20 2003
187
PROCESSING SECTION

2003 ANNUAL REPORT

- Report to the Shareholders
- Schedule A: Audited Financial Statements
- Schedule B&C: Management Discussion and Analyses (See Filing Form 51-901)
- Corporate Data

Annual General Meeting

The Annual General Meeting will be held at 10 AM on Wednesday October 22, 2003 at the offices of Lang Michener 1500 – 1055 W. Georgia Street, Vancouver, BC. Shareholders of record on September 11, 2003 will be entitled to vote at the meeting.

Registrar & Transfer Agent CUSIP#429705 108
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street,
Vancouver, B.C. V6C 3B9
Phone (604) 661-0232

ARIS
4-30-03

Kettle River Resources Ltd. Symbol KRR
The Company trades on The TSX Venture Exchange

Box 130, 298 Greenwood Street,
Greenwood BC Canada V0H 1J0
Phone: (250) 445-6756
Facsimile: (250) 445-2259

Web site: www.kettleriver.com
Investor Relations:
Canada and US toll free: 1 800 856 3966
Email: kettle@direct.ca

03 OCT 21

Report to the Shareholders

Dear Shareholder,

The Lac De Gras DHK diamond project under active exploration by BHP Billiton Diamonds Inc. (BHP) and associates is drill-testing targets located by the Falcon Gravity Survey flown in late 2001. In August 2002 a kimberlite (W0 9) was encountered, the size is not known. The lightweight drill is currently testing other priority targets on the WO Block. If warranted, a larger drill capable of extracting larger diameter core for diamond analyses will test kimberlites discovered by the prospecting drill during the winter. The WO Block contains four known diamondiferous kimberlites, the most significant is the Tli Kwi Cho or D027. This complex pipe is estimated to contain 19 million tons of pyroclastic kimberlite with an estimated grade of 50 carats per hundred tons to a depth of 200 meters below surface. The unknown in evaluating the economics of Tli Kwi Cho is the value of the diamonds. The bulk sample tunnel did not cross cut the majority of the pipe therefore whether the "grab" sample of pyroclastic material from the crater edge represents the diamond value of the entire pipe is questioned. BHP is in the process of obtaining the bulk sample diamonds from Kennecott Canada Exploration Inc. (KCEI) to be evaluated for size and value distribution in their European facility. With BHP's experience in evaluating numerous diamond populations in the Ekati Diamond field, this review could prove interesting and hopefully move the project forward.

The Pellatt Lake project, of which the Company owns a 1/3 interest, contains the diamondiferous dyke PL01 that adjoins a kimberlite field known as the Hardy Lake area. In an arrangement between BHP and Peregrine Diamonds Inc. an agreement has been entered with DHK to fly the area with the Falcon Gravity System, weather permitting, this fall.

The Naket diamond project (50% interest) has identified additional targets from the 1992 airborne geophysics and recent groundwork. An evaluation of the data by company consultants prior to a program is being done. New Nadina Explorations Limited is the current operator with our Company being carried for $80,000.

In southern British Columbia we have recently discovered an attractive marble stone and will be exploring its industrial potential.

A recent gold discovery in Curlew Washington to the south with similar geology to our Tam O'Shanter property resulted in recent prospecting with a geological evaluation of the property with a view to further work. The Greenwood Mining Division is experiencing renewed interest with the refreshing metal prices.

The Company is well positioned with interests in diamond properties and gold and base metal prospects.

Yours truly,

"George Stewart"

George O.M. Stewart,
President

September 9, 2003

Financial Statements of

KETTLE RIVER RESOURCES LTD.

Years ended April 30, 2003 and 2002

Grant Thornton

Grant Thornton LLP

Chartered Accountants
Management Consultants

Auditors' Report

To the Shareholders of
Kettle River Resources Ltd.

We have audited the balance sheet of Kettle River Resources Ltd. as at April 30, 2003 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at April 30, 2002 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated September 5, 2002.

Grant Thornton LLP

Vancouver, Canada
July 31, 2003

Chartered Accountants

P.O. Box 11177, Royal Centre
Suite 2800
1055 West Georgia Street
Vancouver, BC V6E 4N3
T (604) 687-2711
F (604) 685-6569
E Vancouver@GrantThornton.ca
W www.GrantThornton.ca

Canadian Member of Grant Thornton International

KETTLE RIVER RESOURCES LTD.
Balance Sheet
April 30, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and term deposits	$ 130,750	$ 53,652
Accrued interest and other amounts receivable	54	4,109
Marketable securities (Note 3)	Nil	3,884
Prepaid expenses	4,521	3,327
	135,325	64,972
Investments (note 4)	80,089	132,803
Capital assets (note 5)	93,654	101,067
Mineral properties (note 6)	4	1,640,345
	$ 309,072	$ 1,939,187
LIABILITIES		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 31,334	$ 27,377
Shareholders' and directors' loans (note 8)	20,957	23,881
	52,291	51,258
SHAREHOLDERS' EQUITY		
Share capital (note 7)	8,178,006	8,155,506
Deficit	(7,921,225)	(6,267,577)
	256,781	1,887,929
	$ 309,072	$ 1,939,187

Going concern (note 1)
Nature of operations (note 2(a))

See accompanying notes to financial statements.

Approved by the Board:

"George O.M. Stewart"

George O.M. Stewart, Director

"Ellen Clements"

Ellen Clements, Director

KETTLE RIVER RESOURCES LTD.
Statements of Operations and Deficit

Years ended April 30, 2003 and 2002

	2003	2002
LOGGING ACTIVITIES		
Sale of timber	$ 315,792	$ Nil
Logging expenses	32,137	Nil
Net logging income	283,655	Nil
MINERAL EXPLORATION ACTIVITIES		
Exploration costs	133,073	95,533
Capitalized to deferred exploration	Nil	(95,533)
Property investigation costs	5,005	30,608
	138,078	30,608
Mineral property costs written-off	1,640,654	1,272,794
	1,778,732	1,303,402
ADMINISTRATIVE ACTIVITIES		
Accounting, audit and legal	35,141	23,036
Advertising, promotion and printing	3,399	9,277
Amortization	1,841	2,210
Licenses, insurance, filing and transfer agent fees	18,800	17,055
Management salary and wages (net of recoveries)	35,446	71,820
Office and sundry	4,261	5,580
Office building expenses	6,234	4,712
Telephone	1,166	985
Travel and accommodation	3,953	4,463
	110,241	139,138
OTHER EXPENSES (INCOME)		
Interest and US exchange adjustment	(406)	(6,910)
Gain on sale of marketable securities	(2,561)	(5,390)
Gain on disposal of capital assets	(2,630)	Nil
Equity in loss of New Nadina Explorations Limited	21,906	9,725
Write down of marketable securities	93	15,854
Write down of investments	31,928	256,624
	48,330	269,903
Net loss for the year	(1,653,648)	(1,712,443)
Deficit, beginning of year	(6,267,577)	(4,555,134)
Deficit, end of year	$ (7,921,225)	$ (6,267,577)
Loss per share, basic and diluted	$ (0.33)	$ (0.37)
Weighted average number of shares outstanding	5,061,858	4,656,104

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.
Statements of Cash Flows

Years ended April 30, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities		
Net loss for the year	$ (1,653,648)	$ (1,712,443)
Add items not involving cash:		
Amortization	5,243	2,210
Equity in loss of New Nadina Explorations Limited	21,906	9,725
Write down of marketable securities	93	15,854
Write down of investments	31,928	256,624
Gain on sale of marketable securities	(2,561)	(5,390)
Gain on disposal of capital assets	(2,630)	Nil
Mineral property costs written off	1,640,654	1,272,794
	40,985	(160,626)
Changes in non-cash working capital items:		
Decrease (increase) in prepaid amounts	(1,194)	79
Decrease (increase) in accounts receivable	4,055	39,318
Increase (decrease) in amounts due to directors	(2,924)	34,447
Increase (decrease) in accounts payable	3,957	(59,349)
	44,879	(146,131)
Cash Flows from Financing Activities:		
Shares issued for cash	22,500	35,000
Shares issue costs	Nil	Nil
	22,500	35,000
Cash Flows from Investing Activities:		
Proceeds on sale of marketable securities	6,352	52,183
Decrease (increase) in investments	(1,120)	(10,812)
Acquisition of mineral property	(313)	(13,435)
Proceeds from sale of capital assets	4,800	Nil
Deferred exploration expenditures	nil	(90,798)
	9,719	(62,862)
Increase (decrease) in cash	77,098	(173,993)
Cash and term deposits, beginning of year	53,652	227,645
Cash and term deposits, end of year	$ 130,750	$ 53,652
Income taxes paid	Nil	Nil
B.C. mining exploration tax credit received	Nil	35,215
Amortization of capital assets to mineral properties	$ 3,402	$ 4,734

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS

Years ended April 30, 2003 and 2002

---

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada.

a) **Nature of operations:**

The Company was incorporated on October 17, 1980 under the laws of British Columbia and its principal business activity is mineral property exploration. The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and the generation of sufficient income through future production from, or the disposition of, such assets.

b) **Management Estimates:**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

c) **Cash and Cash Equivalents:**

Cash and cash equivalents include cash on hand, balances with banks and short term deposits with original maturities of three months or less.

d) **Marketable Securities:**

Marketable securities are stated at the lower of cost and lowest quoted market value.

e) **Investments:**

The investment in New Nadina Explorations Limited is accounted for using the equity method. Under the equity method, the cost of the investment is adjusted for the Company's share of earnings or losses less dividends, subsequent to the Company gaining significant influence through directors in common.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2003 and 2002

f) **Capital Assets:**

Capital assets are stated at cost less accumulated amortization. Amortization of capital assets is recorded on the declining balance basis at the rates indicated in note 5 and is allocated between operations and deferred exploration expenditures based on the nature of the asset and the relative percentages of its use.

g) **Mineral Properties:**

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company previously had deferred mineral property acquisition and exploration costs until the properties are brought into production at which time these costs were to be amortized over the estimated life of the ore body to which they relate. Costs deferred in prior years have been written off to expenses in the current year.

h) **Loss Per Share:**

Basic net income and loss per share amounts are calculated using the weighted average number of common shares outstanding during the period. Fully diluted net income per share is calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of warrants and options and that the assumed proceeds from the exercise of warrants and options are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during period in which a net loss is incurred as the effect is anti-dilutive.

i) **Stock based compensation plan:**

The Company has a stock option plan which is described in Note 7. No compensation expense is recognized on any of the grant, vesting or exercise of an option to employees and directors under the plan, although pro-forma disclosure is made of the compensation expense, and the resulting net income or loss and earnings or loss per share, that would have been recognized if the fair value of the options granted and vested had been recognized as an expense. Upon exercise, the transaction is recorded as an issuance of share capital for cash at the exercise price.

j) **Future income taxes:**

The Company follows the asset and liability method of accounting for income taxes whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

k) **Financial Instruments:**

The fair values of the Company's cash and term deposits, accrued interest and other amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of the instruments. Marketable securities are carried at market value. The fair value of investments is disclosed in note 4. The maximum credit risk related to all financial assets is the carrying value of that asset.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2003 and 2002

3. MARKETABLE SECURITIES

	2003	2002
Securities of public companies		
Cost	$ Nil	$ 79,406
Write down to market value		(75,522)
Market value	$ Nil	$ 3,884

4. INVESTMENTS

	2003	2002
New Nadina Explorations Limited (1)		
1,794,432 common shares at cost	$ 426,126	$ 426,126
Write down	(248,521)	(216,593)
Equity in losses of New Nadina Explorations Limited	(105,828)	(83,922)
Advances	8,312	7,192
	80,089	132,803
Westquest Minerals Corp. (2)		
160,000 common shares at cost	Nil	40,031
Write down	Nil	(40,031)
	Nil	Nil
	$ 80,089	$ 132,803

(1) The investment in New Nadina Explorations Limited ("New Nadina"), a public company, has been accounted for on the equity method. On April 30, 2003 the Company owned 1,794,432 common shares (April 30, 2002 1,794,432) representing ownership 14.55% (April 30, 2002 - 15.3%). The quoted market value of the common shares at April 30, 2003 was $89,722 (April 30, 2002 - $71,777).

(2) The Company owns 160,000 common shares at a cost of $40,031 in Westquest Minerals Corp. ("Westquest"), a private company formed for the purpose of undertaking mineral property exploration in Nevada. There is presently no quoted market value available for this investment and the investment was written down to nil as at April 30, 2002.

5. CAPITAL ASSETS

				2003	2002
	RATE	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land		$15,000	$ Nil	$15,000	$ 15,000
Paving	8%	5,460	2,331	3,129	3,401
Buildings	4%-5%	110,401	41,881	68,520	71,472
Mining equipment	30%	112,481	111,000	1,481	4,286
Office equipment	20%	53,972	48,466	5,506	6,882
Trailer	30%	21,861	21,846	15	21
Automobiles	30%	5,417	5,414	3	5
		$324,592	$230,938	$93,654	$ 101,067

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2003 and 2002

6. MINERAL PROPERTIES

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operations of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

	Balance April 30, 2002	Additions	Current period (write-downs)	Balance April 30, 2003
Deferred Exploration Expenditures				
Greenwood Area - BC (a)	$ 954,096		$ (954,096)	$ Nil
DHK Diamonds Inc. - NWT (b)	285,997		(285,997)	Nil
Skylark - BC (c)	9,162		(9,162)	Nil
Saskatchewan/BC (c)	Nil		Nil	Nil
Naket – Nunavut (d)	105,089		(105,089)	Nil
Deferred Exploration	1,354,344		(1,354,344)	Nil
Acquisition Costs				
Greenwood Area (a)	124,618		(124,617)	1
DHK Diamonds Inc. – NWT (b)	3,134	313	(3,446)	1
Skylark - BC (c)	3,199		(3,198)	1
Saskatchewan/BC (c)	Nil		Nil	Nil
Naket – Nunavut (d)	22,691		(22,690)	1
	153,642		(153,951)	4
Investment in DHK Resources Ltd.	132,359		(132,359)	Nil
Deferred Acquisition and Investment	286,001		(286,310)	Nil
Total Mineral Properties Deferred	$ 1,640,345	$ 313	$ (1,640,654)	$ 4

	Balance April 30, 2001	Expenditures Net of Government Assistance	(Write Offs)	Balance April 30, 200
Deferred Exploration Expenditures				
Greenwood Area - BC (a)	$ 1,983,096	$ 44,700	$ (1,073,700)	$ 954,096
DHK Diamonds Inc. - NWT (b)	303,201	33,266	(50,470)	285,997
Skylark - BC (c)	7,645	1,517	Nil	9,162
Saskatchewan/BC (c)	44,640	Nil	(44,640)	Nil
Naket – Nunavut (d)	89,040	16,049	Nil	105,089
Deferred Exploration	2,427,622	95,532	(1,168,810)	1,354,344
Acquisition Costs				
Greenwood Area (a)	199,804	Nil	(75,186)	124,618
DHK Diamonds Inc. - NWT (b)	Nil	3,687	(553)	3,134
Skylark - BC (c)	3,199	Nil	Nil	3,199
Saskatchewan/BC (c)	4,888	Nil	(4,888)	Nil
Naket - Nunavut (d)	12,943	9,748	Nil	22,691
	220,834	13,435	(80,627)	153,642
Investment in DHK Diamonds Inc. (b)	155,716	Nil	(23,357)	132,359
Deferred Acquisition and Investment	376,550	13,435	(103,984)	286,001
Total Mineral Properties Deferred	$ 2,804,172	$ 108,967	$ (1,272,794)	$ 1,604,345

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2003 and 2002

a) **GREENWOOD AREA** -Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential.

b) **DHK DIAMONDS INC.**:

The Company owns an equal one-third interest in DHK Diamonds Inc. (DHK), a private company formed in the Northwest Territories and extra provincially registered in British Columbia. On incorporation, DHK owned three claims blocks comprising 208,000 acres and the Company initially treated contributions to exploration programs as investment. As a result of DHK greatly reducing its mineral property tenure and its potential interest ownership, contributions and related costs are now included in exploration expenditures which total $74,092 for the current year.

c) **SKYLARK-BRITISH COLUMBIA/SASKATCHEWAN**:

The Company held a 50% interest in the Skylark mineral properties located in the Greenwood Mining Division. The Company is of the opinion that the death of their partner may now result in the Company owning 100% of the property. The Company holds a 50% participating interest in a 37 acre Silica Quarry Lease in Saskatchewan which expires in November 2004.

d) **NAKET - NUNAVUT**:

The Company with New Nadina Explorations Limited, owns a 50% participating interest in ten claims in Nunavut. The Company is carried for the current program up to $80,000 in order to equalize previous expenditures. In exchange for exploration data, the partners must pay a 1% net smelter royalty to Kennecott Canada Ltd. for a period expiring on August 1, 2005 on production of any diamonds or metal products from the claim blocks.

	Greenwood Area	DHK NWT	Sask. 50%	Skylark 50%	Naket 50%	Total pril 30, 2003	Total April 30, 2002
Amortization	$ 3,402	$	$	$	$	$ 3,402	$ 4,734
Assaying	162					162	56
Assessment and filing fees	5,423			350	50	5,823	1,500
Direct charges – office	12,870	11,960	20	200	20	25,070	31,250
Exploration programs	21,919	5,559		1,000	1,510	29,988	30,492
Field supplies	148					148	44
Legal and miscellaneous	367	12,461				12,828	10,821
Property costs	nil	40,200				40,200	4,750
Roadwork/ Reclamation	753					753	255
Storage equipment	8,311					8,311	5,580
Taxes	1,626		74			1,700	1,575
Travel and accommodation	776	3,912				4,688	4,476
Total:	$ 55,757	$ 74,092	$ 94	$ 1,550	$ 1,580	$ 133,073	$ 95,533

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2003 and 2002

7. SHARE CAPITAL

a) **Authorized**: 50,000,000 common shares without par value

b) **Issued:**

	April 30, 2003		April 30, 2002	
	No. of Shares	**Value**	No. of Shares	Value
Opening balance	**5,203,611**	**$ 8,854,360**	4,853,611	$ 8,819,360
Less treasury shares at cost	**(256,000)**	**(698,854)**	(256,000)	(698,854)
	4,947,611	**8,155,506**	4,597,611	8,120,506
Feb 28, 2002 private placement			350,000	35,000
July 26, 2002 options exercised	**150,000**	**22,500**		
Ending balance	**5,097,611**	**$ 8,178,006**	4,947,611	$ 8,155,506

Financings:

- On July 26, 2002, 150,000 directors share options were exercised to net $22,500. The market value of the shares was $0.11 when exercised.
- On February 28, 2002, the Company issued 350,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant has an exercise price of $0.15 per share and expires on February 4, 2004. The shares and related warrants were eligible to trade on February 16, 2003.

c) **Warrants:**

Warrants	Number	Price/share	Value	Expiry
Issued March 5, 2001	200,000	$0.50		Expired
Expired July 16, 2002	(200,000)			
Issued Feb. 28, 2002	350,000	$0.15	$52,500	Feb 4, 2004
Balance at April 30, 2003	**350,000**			

d) **Stock options:**

The Company has a Directors' and Employees' Stock Option Plan ("Plan") where the aggregate number of shares that may be issued from time to time under the Plan shall not exceed 494,261 shares and the number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued. The exercise price of options is determined by the Board of Directors and shall not be lower than the closing market price of the shares on the business day immediately prior to the grant date. Options have no vesting period and are exercisable to a maximum of 10 years or such period as determined by the Board of Directors. As at April 30, 2003 there were 165,000 (April 30, 2002 - 330,000) options in good standing and 74,261 (April 30, 2002 – 109,261) held in reserve. Details of options outstanding are as follows:

Options	Issued	Exercise price	Expiry
Director	205,000	$0.15	Mar. 11, 2003
Exercised July 26, 2002	(125,000)		
Expired March 11, 2003	(80,000)		
Granted Sept. 30, 2002	90,000	$0.17	Sept. 30, 2007
Director	100,000	$0.15	Jan. 10, 2006
Exercised July 26, 2002	(25,000)		
Employee	25,000	$0.15	Mar. 11, 2003
Expired March 11, 2003	(25,000)		
Balance at April 30, 2003:	**165,000**		

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2003 and 2002

7. SHARE CAPITAL - continued

e) Stock options – Fair value

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees and directors. Accordingly, no compensation expense has been recognized for its stock option granted to employees and directors. Had compensation cost been determined based on the fair value at the grant date for stock options granted during the year ended April 30, 2003, consistent with the fair value based method of accounting for stock-based compensation, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

Net loss		
	As reported	$1,653,648
	Pro forma	$1,666,248
Loss per share, basic and diluted		
	As reported	$0.33
	Pro forma	$0.33

The fair value of the options granted during the year was estimated using the Black-Scholes option pricing model, assuming the Bank of Canada 5 year bond yield of 3.75%, a dividend yield of 0%, expected volatility of 120% and expected option lives of 5 years.

8. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest.

The Company incurred the following expenses with related parties:

	2003	2002
To a director for telephone and office to offset expenses incurred in conducting company affairs,	**$ 2,400**	$ 2,400
To a director who is an employee who carries out office management, administration, investor relations, secretarial duties including bookkeeping, and assists with certain exploration related tasks for wages and for storage facilities (exploration equipment and samples),	**74,550**	74,550
To a director who is also the president of the Company for geological and exploration services, exploration management, and administrative services	**36,450**	57,075
To a director for equipment use and storage facilities for Company owned exploration equipments, drill core and samples,	**9,040**	2,550
To two separate law firms during the time that a director was a partner or an associate.	**1,681**	20,083
To the Chief Financial Officer for consulting accounting services.	**1,000**	
Total	**$125,121**	$156,658

During the period a total of $10,420 was recovered from a related company to offset office and secretary expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2003 and 2002

9. INCOME TAXES

The tax effects of temporary differences that give rise to the Company's future income tax asset are presented below:

	2003	200
Non-current future income tax asset:		
Capital assets	$ 17,667	$ 18,625
Mineral properties	2,488,124	1,608,624
Capital loss carry forward	16,762	4,157
Investments	70,266	Nil
	2,592,819	1,631,406
Valuation allowance	(2,592,819)	(1,631,406)
	$ Nil	$ Nil

The income tax recovery shown on the statements of operations differs from the amounts obtained by applying combined Canadian Federal and Provincial statutory rates to the net loss before taxes as follows:

	2003	2002
Combined statutory rate	35.62%	39.62%
Income tax recovery based on the statutory rate	$ 589,029	$ 678,470
Tax effect of expenses that are not deductible for tax purposes	55,301	(261,524)
Tax effect of corporate income tax rate reductions	317,083	10,775
Increase in valuation allowance	(961,413)	(427,721)
Income tax recovery for the period	$ Nil	$ Nil

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT FORM
BC FORM 51-901 (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about th collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

ISSUER DETAILS

NAME OF ISSUER		DATE OF REPORT Y	M	D
Kettle River Resources Ltd.	**For the Fourth Quarter ended APRIL 30, 2003**	**2003**	**09**	**05**

Box 130, 298 Greenwood Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX	ISSUER TELEPHONE
Greenwood	**BC**	**V0H 1J0**	**250 445 2259**	**250 445 6756**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
Ellen Clements	**Director**	**1 800 856 3966**

CERTIFICATE

Three schedules are required to complete this Quarterly Report; the Board of Directors has approved the disclosure contained therein. Schedule A: Financial information, Schedule B: Supplementary information and Schedule C: Management Discussion. Please note this Form is incorporated as part of both the required filing of Schedule A and Schedules B & C. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
• "George Stewart"	**George Stewart**	2003	09	08
• "Ellen Clements"	**Ellen Clements**	2003	09	08

SCHEDULE B – Supplemental Information

1. Analysis of expenses and exploration costs

Exploration and administrative expenses are set out in Schedule "A" Financial Statements under "Statement of Operations and Deficit." The Company writes-off exploration expenses as they are incurred and accordingly there are no deferred exploration expenses capitalized. Exploration expenses are detailed by property under Schedule "A" Financial Statements Note 6.

A breakdown of components that comprise 10% or more of the total exploration and administrative expenses is as follows:

(a) **Exploration expenditures** – Refer to Note 6 of financial statements (Schedule A)

EXPLORATION		April 30, 2003
Direct Charges - Office		
Wages pertaining to exploration		
Claims, Maps, Reports & digital records		6,390
Compliance – reclamation		4,785
Statements of Work /completions/permits etc.		7,915
Filing, archival, & research		6,380
		$25,470
Exploration Programs		
Geophysical-Geological – paid to an independent consultant		$ 3,000
Equipment costs—prospecting-physical work		2,052
Exploration – telephone, paper, freight & office wages		2,603
Professional fees – paid to a director		24,250
Prospecting -program preparation	$3,400	
Property Investigation paid to a director	200	
Orientation – survey & grids	8,900	
Budget meetings-program proposals	6,800	
Assessment filing, work notices & reporting	2,400	
Claims & maps, computer & assessment reports	2,550	
Un-recovered JV costs		1,000
Less Exploration expenses - recovered		(2,917)
		$29,988
Legal & Miscellaneous		
Legal fees pertaining to DHK Diamonds Inc.		$12,461
Legal fees pertaining to Greenwood Area		367
		$12,828
Property Costs		
Survey Costs (25%) (DHK Diamonds Inc.)		$12,500
Budget contribution and drilling costs (DHK Diamonds Inc.)		27,700
		$40,200

SCHEDULE B – Supplemental Information

(b) Administration expenses - Refer to Statement of Operations and Deficit (Schedule A)

ADMINISTRATIVE	
Audit, Accounting & Legal	
Audit - external,	13,093
Accounting & Bookkeeping -internal	14,085
Legal fees	7,963
	$35,141
Management Costs (net of recoveries)	
Administration – conducting company affairs	7,200
Secretarial Wages – office related duties	34,088
Wages recovered	(10,477)
Wage benefit expenses	4,636
	$35,446
License, Insurance, Transfer Agent & Fees	
Listing & sustaining	3,605
Dissemination Fees	3,731
Transfer Agent & filing	5,695
Insurance & fees	2,427
Transfer costs- Land Titles Office	1,970
Filing, registration and CDS fees	1,372
	$18,800
Logging & Timber sale expenses	
Surveys & Timber Cruise	8,925
Wages – accounting, administration, contractor	10,545
Supervision & consultation paid to a director	9,900
Misc – equipment rental, travel	1,967
Office - Phone, Supplies etc.	800
	$32,137

(c) Other significant expenses

Write down of Investments	**$31,928**
Equity in Losses - Investments	**$21,906**
Mineral properties written-off	
Deferred Exploration	
Greenwood Area	954,096
DHK Diamonds – Lac de Gras	285,997
Skylark	9,162
Naket	105,089
Deferred Acquisition:	
Greenwood Area	124,617
Skylark	3,198
Naket	22,690
DHK (Dentonia Res. Ltd) property – WO Block	3,446
Investment - DHK Diamonds Inc	132,359
	$ 1,640,654

SCHEDULE B – Supplemental Information

2. Related Party Transactions, Advances From Directors & Shareholders

Refer to Note 8 of financial Statements

3. Summary of Securities issued and options granted during the period:

(a) Securities Issued:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price	Total Proceeds	Consideration	Commission
July 26, 2002	Common	exercise of options	150,000	$0.15	$22,500	Cash	N/A

(b) Options Granted:

Name of Optionee	No. of Optioned Shares	Exercise Price	Date of Grant	Expiry date
E. Clements	90,000	$0.17	September 30, 2002	September 30, 2007

4. Summary of securities at the end of the reporting period

	No. of Shares	Amount
Opening balance	5,203,611	$ 8,854,360
Less treasury shares at cost	(256,000)	(698,854)
April 30, 2002	4,947,611	8,155,506
Issued during the period	150,000	22,500
Ending balance	5,097,611	$8,178,006

(a) Authorized: 50,000,000 common shares without par value

(b) Summary of options, warrants and convertible securities outstanding:

Type of security	Number of Securities	Exercise Price	Potential Value	Expiry Date
Stock Options				
G. Stewart, Director	75,000	$0.15	$11,250	January 10, 2006
E. Clements, Director	90,000	$0.17	$15,300	September 30, 2007
	165,000			
Warrants	350,000	$0.15	$52,500	Feb 4, 2004
Total:	425,000			

(c) **Total number of shares in escrow or subject to a pooling agreement: Nil**

5. Directors and/or officers as of the date of this report:

George O.M. Stewart, Director, President & CEO
Ellen Clements, Director, Secretary & CFO
Gerald H. Rayner, PEng, Director
Larry Widmer, B.Comm, Director

SCHEDULE C – Management Discussion & Analysis

1. Description of Business

The Issuer was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd. The principal business of this Company is the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company is in the development stage and it has not generated continuous operating revenues because the properties it currently holds are exploration stage projects. To date the Company has relied primarily on private placements to finance exploration expenditures and working capital requirements.

During the year, the Company reviewed the carrying value of its mineral properties. Due to uncertainty of recoverability of its exploration cost, the Company wrote off the remaining $1,640,654 in deferred exploration and acquisition costs.

The Company holds varying interests in mineral resource properties in Nunavut, Saskatchewan and the Province of British Columbia. The Company along with two non-related companies, owns an equal 1/3 equity interest in DHK Diamonds Inc. a private company incorporated in the Northwest Territories (NWT) that owns mineral claims and lease properties with proven diamond content in that jurisdiction.

The Company is responsible for its own investor relation's activities and has not retained a third party to handle this activity.

2. Discussion of operations and financial condition

(a) Review of mineral interests and exploration activities

Greenwood Mining Division, South Central British Columbia:

The Company owns 100% interest in a number of individual properties within the Greenwood Mining Division (GMD). Within an approximate 44 square kilometre area the Company currently holds 75 Crown Grants, 12 Mineral Leases, 28 Reverted Crown Grants and 137 located claims prospective for gold, silver and copper. Properties are segregated by area for exploration and accounting purposes. The Granby Mining Company properties were taken over by Noranda Explorations Ltd. and acquired by the Company as a result of joint venture agreements between 1983 and 1993. Prior to our joint venture, Noranda completed all reclamation requirements to the satisfaction of mining and environment ministries.

Phoenix Mine Area: Of the 55 Crown Grants and Mineral Lease tenure covering this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. During the period a trenching program, resulting from significant copper assays during prospecting, was completed with no encouraging results. Property upkeep, including exploration costs totaled $37,332 during the year of which $13,700 was paid to a director. Logging conducted on a 35-acre diseased block resulted in proceeds to the Company of $109,372.

Phoenix Tailings property: This property contains approximately five million tons of tailings produced from the Granby Phoenix operations during the late 1950's and early 1960's and cover approximately 50 acres of the 336 acre land package referred to as the Tremblay Farm. The site was also reclaimed by Noranda to satisfy mining and environmental ministries in 1979. Reclamation included soil placement on tailings surface with hardy alfalfa/grass planted and a spillway channel constructed to accommodate runoff. The tailings test confirms there is no deleterious content in the tailings and an agreement is held with downstream property owners absolving liability in the event of a spill. A *Study for Industrial Minerals Potential* study was contracted to the UBC mineral division which basically concluded there is no economical industrial mineral content at this time. Costs during the year included road development, cleaning debris, deepening and rehabilitating the bypass channel way and preparations for perimeter fencing of the surface owned property. A portion of the property was logging during the year ended April 30, 2003 to net proceeds of $206,420. Property exploration costs for the year were $4,740 and included an independent geological report of $3,000 for industrial mineral potential.

Haas Creek Talc: Road clearing and trenching using non-explosive rock breaking product at a cost of $1,370 was conducted. Permitting planned for this year is in place to open a face using mechanical equipment.

Bluebell Camp-Summit Property: The property is mainly comprised of 20 Crown Grants where under surface title is held. No physical or contracted work was conducted during the quarter. Costs for core, sample storage and mineral/property taxes during the year totaled $4,389.

Rainbow and Tam O Shanter Properties: The property consists of 46 units (3 located claims) and 7 Reverted Crown Grants. Prospecting was conducted during the spring to evaluate a newly discovered outcrop. Although no significant gold assays were returned, exploration continues. Costs of $4,714 related to this property included filing government assessment fees $2,680, office staff costs of $160 and core and sample storage expense of $774. Certain claims within this block have been dropped as having no further value. Prospecting for gold continues in the area of the Wild Rose vein.

Rads and Shickshock/Sailor Boy Property: The property consists of 2 Reverted Corn Grants and 8 located claims for a total of 10 units. No work was conducted during the period.

Niagara Property: The property consists of 23 units within 4 claims. Costs expended of $2,459 consisted of filing assessment work report, filing fees, claim maps and claim controls, related office costs and reclamation of which $650 was paid to a director. Prospecting continues and dependant on results, further exploration may be conducted.

Lac de Gras – Northwest Territories

DHK Diamonds Inc: (DHK): The company was formed together with two other junior companies to manage and explore three blocks (approximately 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. Kennecott Canada Exploration Inc. (KCEI) optioned the property, carrying the DHK group 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most core samples and only in the area of the Tli Kwi Cho did the diamond content indicate potential for a mine. Bulk sampling was completed in 1994 with disappointing results. From that time on, limited exploration was conducted prior to KCEI extricating themselves in 2000. The current agreement with Archon Minerals Ltd. (ACS) and BHP Diamonds Inc. (BHP) holds a portion of the WO Block where there are 7 targets selected by BHP to be drill tested prior to December 31, 2003. The WI and DHK Blocks were allowed to forfeit. As a result of the current agreement, if a mine is developed, DHK would hold a 20% interest in the remaining claims.

The Company holds an equal 1/3 of the issued shares of DHK and during the year wrote off its investment and commenced reporting contributions to budgets as exploration costs. During the year costs of $74,092 included $40,200 in budget contributions, legal fees relating to DHK conduct and management activities of $12,461, office staff and related costs of $11,960 and $7,200 paid to a director. On March 15, 2003, the Company paid $27,050 being its share, to the DHK six-month budget that includes the DHK contribution costs for the next program under the agreement. This budget was to cover additional drilling of the WO9 kimberlite target by Archon Minerals Ltd. (Archon), the current operator, and is expected to delineate the kimberlite first intersected by Archon as announced on August 19, 2002. The Company has received no reporting on these exploration activities. Positive results on the DHK diamond prospects will reduce the participating interest of DHK to 20%.

Ten claims of the Pellatt Lake property were turned back to DHK from the KCEI agreement, one of which contained a diamondiferous dike. Intrepid Geophysics was hired by DHK to review the KCEI airborne data and as a result 3 claims were staked by an associate adjacent to the property in November 2000. The 3 claims were acquired in December 2002 by DHK and as no exploration work was conducted, a bond of $15,000 was remitted. No work was proposed nor conducted by DHK management allowing 7 claims within the core block and containing a number of targets to forfeit. Dentonia Resources Ltd. (Dentonia) with two common directors, one being a managing officer of DHK then staked and states it has acquired, for its own purposes the 7 mineral claims originally belonging to DHK in the Pellatt Lake land package. A DHK agreement was simultaneously struck on behalf of DHK and Dentonia for the entire 13 claims giving Peregrine Diamonds Inc. (a private company) the right to conduct an airborne survey prior to December 31, 2003. Up to Dec. 31, 2005, Peregrine has the right to drill test, at its cost, any targets identified by the Falcon Survey to acquire 51% of each target drill tested. If they proceed to a 200 tonne bulk sample, they can earn a total of 65% of that target. A further 10% can be earned by arranging production cost financing for DHK. Peregrine is not under any obligation to file assessment work and is not responsible to keep the property in good standing.

Skylark Property:

The property consists of 12 reverted Crown Grants purchased from G. Stewart with the Company and H.H. Shear acquiring the property as joint tenants. Geochemical sampling conducted upon acquisition did not provide targets or conclusive results. A portion of the property was a former silver gold producer during the late 1980's. Program considerations with accompanying budgets for 2003 work resulted in costs of $1,550 on filing fees and director fees related to recording of work.

Saskatchewan - 50%

The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential which is dependant on market demand continues to be reviewed. The property is 37 acres and under lease subject to an annual rental of $2 per acre which currently expires in November 2004. Each partner records individual expenses as incurred.

NAKET Project, Nunavut –50%

This property, located in Nunavut is north and east of Lac de Gras in the Hardy Lake area which diamondiferous kimberlites have been discovered. Two of the 12 claims were allowed to lapse in October 2002 as having no further exploration potential leaving the project owning 10 claims covering 24,486 acres. Under an agreement dated August 1, 2000 in exchange for data and files, any property acquired within the Area of Interest is subject to a 1% net smelter return (NSR) on metal production and 1% gross overriding royalty (GOR) on diamonds production payable to Kennecott Canada Exploration Inc.

Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is currently carried for the current program up to $80,000 in order to equalize previous expenditures. Current year expenditures of $1,580 relate to program discussions with the operator, current program contractor, and review of data. The Company is expecting to receive an update and proposal for the upcoming program. Christopher Campbell of Intrepid Geophysics and Dean Besserer, PGeol, of APEX Geoscience Ltd. are current consultants assisting with the program proposal.

3. Results of Operations

(a) During the year ended April 30, 2003, the company sustained a loss of $1,653,648 as compared to $1,712,443 the previous year. This decrease in loss is attributed mainly to the income from timber sales. The main component of each year losses is due to writing off deferred mineral property amounts of $1,640,654 during 2003 and $1,272,794 at April 20, 2002.

Administrative costs for the year ended April 30, 2003 totaled $110,241 (2002 $139,138). Management costs, salary & wage expenses of $35,446 decreased from $71,820 the previous year. An increase in accounting costs of $12,105 was a result of the British Columbia Securities Commission (BCSC) review between Nov. 13, 2002 and March 5, 2003 relating to correspondence and changes in continuous disclosure, description of operations and the filing of amended financial statements for periods ended April 30, 2002, July 31, 2002 and October 31, 2002.

Advertising and promotion costs were $3,399 compared to the previous year of $9,277 and the reduction of $5,878 is mainly attributed to less advertising and fewer investor requests. Write down of investments was $31,928.

There has been no change in the nature of or manner in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources containing precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search. There is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

(b) Properties acquired or abandoned during the year: There were no properties under the control of the Company acquired or abandoned during the year. Tenure within properties may from time to time be staked or allowed to lapse as a matter of exploration process.

(c) There were no capital expenditures during the period and certain mining equipment no longer of use to the Company was disposed at fair market value to an arm's length party. The Company has no capital expenditure commitments.

(d) Write down of properties has been undertaken to conform to current accounting standards.

(e) Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Schedule "A" Note 8.

Director wages and fees for service:

Ellen Clements is paid or accrued a wage of $6,000 per month. Duties include accounting, shareholder relations, and carrying out all other duties relating to administration and exploration activities of the Company. Wages are expensed to the appropriate accounts as described above.

George Stewart invoices the Company for services rendered at $400 per day. The amount is charged directly to the account and property as invoiced.

(f) Material commitment – Other than normal ongoing commitments relating to exploration of its properties or relating to these as defined under the Mines Act, the Company has no material commitment.

(g) There have been no material variations between financial results and information previously disclosed.

(h) There was no particular investor relation activities undertaken or contracts entered into during the period. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

(i) There are no legal proceedings presently underway.

(j) There are no contingent liabilities of which the Company is aware.

(k) There has been no default under any debt or contractual arrangements.

(l) To the best of the Company's knowledge, there has been no breach of corporate, securities or other laws with the Company's listing agreement with the Canadian Venture Exchange.

(m) There are no regulatory approval requirements presently underway or applied for.

(n) Management changes during the year: Alan McAlpine, C.A. tendered his resignation as CFO (refer to news release of February 28, 2003) and is missed by management.

(o) There were no special resolutions passed by shareholders during the period.

4. Subsequent Events

Subsequent to the year ended April 30, 2003, the Company has received 48,150 shares of New Nadina Explorations Limited for debt settlement of $4,815.

Larry Widmer, B.Comm joined the board of directors on August 14, 2003 and Ellen Clements was appointed Chief Financial Officer (CFO).

The Company has received a further $302,525 from the sale of timber.

5. Financings and principal purposes

On July 26, 2002, 150,000 director share options were exercised providing $22,500 that was used for general purposes. During the period the Company received net proceeds of $315,792 from timber sales with direct costs of $32,137.

6. Liquidity and Solvency

At April 30, 2003, the Company had a working capital of $83,034 compared to $13,714 at April 30, 2002.

As in the past, it is assumed that directors and (or) equity financings through the issuance of shares will provide funds to finance exploration operations. In the event immediate equity financing is not obtained, funds from the sale of Company owned logs on Company owned land will enable the Company to meet its ongoing obligations as they become due.

Kettle River Resources Ltd. TSX-V-KRR

Corporate Data

Head Office:

P.O. Box 130, 298 Greenwood Street
Greenwood, British Columbia, V0H 1J0
Phone: (250) 445-6756
Facsimile: (250) 445-2259
Website: www.kettleriver.com

Directors & Officers:

George O.M. Stewart, G.G.
Director, President, Chief Executive Officer
Ellen Clements *
Director, Secretary, Chief Financial Officer
Gerald Rayner, P.Eng *
Director
Larry Widmer, B,Comm *
Director

*Members of the Audit Committee

Investor Relations:

Contact: Ellen Clements
Canada and US toll free: 1 800 856-3966
Email: kettle@direct.ca

Transfer Agent:

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street,
Vancouver, BC V6C 3B9
Corporate Services Phone: (604) 661-0232

Attorneys:

Lang Michener
1500 Royal Centre, PO Box 11117,
1055 West Georgia Street,
Vancouver, BC V6E 4N7

Auditors:

Grant Thornton LLP
Suite 2800 – 1055 West Georgia Street
Vancouver, BC V6E 4N3

Listings & Filings: Symbol KRR

The TSX Venture Exchange
-Standard & Poors
-Moody's Investment
-Security and Exchange Commission
12g3-2(b) Exemption File #82-666

KETTLE RIVER RESOURCES LTD.
Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966
Fax: 250-445-2259

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual and extraordinary general meeting (the "Meeting") of Shareholders of **Kettle River Resources Ltd.** (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, on October 22, 2003 at 10:00 a.m., local time, for the following purposes:

1. to receive the report of the directors of the Company;

2. to receive and consider the financial statements of the Company for its fiscal period ended April 30, 2003 and the report of the auditor thereon;

3. to fix the number of persons to be elected to the board of directors;

4. to elect directors of the Company for the ensuing year;

5. to appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;

6. to consider and, if thought advisable, approve an ordinary resolution of disinterested shareholders to reserve up to 10% of the issued and outstanding common shares of the Company at any time until the next annual general meeting of shareholders for issuance under a share option plan, as more particularly set out in the accompanying Information Circular, and subject to regulatory authority;

7. to consider any permitted amendment or variation of any matter identified in this Notice; and

8. to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and an Annual Report accompany this Notice. The Annual Report contains a copy of the audited financial statements for the year ended April 30, 2003 and the auditor's report thereon. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

A shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that his or her shares will be voted at the Meeting.

Dated at Greenwood, British Columbia, September 15, 2003.

BY ORDER OF THE BOARD

George O.M. Stewart
President

KETTLE RIVER RESOURCES LTD.

Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966
Fax: 250-445-2259

INFORMATION CIRCULAR

as at September 1, 2003

This Information Circular is furnished in connection with the solicitation of proxies by the management of Kettle River Resources Ltd. (the "Company") for use at the annual and extraordinary general meeting (the "Meeting") of its shareholders to be held on October 22, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in the Vancouver Sun newspaper on August 26, 2003 and filed with The TSX Venture Exchange and the Alberta, British Columbia and Ontario Securities Commissions.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. All costs of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the President and Chief Executive Officer of the Company and the Secretary and Chief Financial Officer of the Company. **A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada, Proxy Department, by fax (1-866-249-7775), by mail or by hand to 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Company, at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Registered and Unregistered Shareholders

Registered shareholders may vote the shares they hold in the Company either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Information Circular.

Unregistered shareholders, being persons whose holdings of shares of the Company are registered in the name of a stockbroker or financial intermediary, must follow special procedures if they wish to vote at the Meeting. To vote in person at the Meeting, an unregistered shareholder must insert his or her name in the space provided for in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder. In such case, the unregistered shareholder attends as a proxyholder for their own shareholdings and is subject to the same limitations as any other proxyholder in voting shares (see "Exercise of Discretion"). If the unregistered shareholder does not plan to attend the meeting, the unregistered shareholder can vote by proxy, by following the instructions included on the proxy and provided to the unregistered shareholder by the relevant financial intermediary. In either case, the proxy must be delivered in the manner provided for in this Information Circular or as instructed by the shareholder's financial intermediary. **An unregistered shareholder who does not follow the instructions for delivery of the relevant form of proxy and who attends the Meeting will not be entitled to vote at the Meeting.**

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. A proxy in the accompanying form will confer discretionary authority on the nominees named therein with respect to

(a) each matter or group of matters identified therein for which a choice is not specified, other than the election of directors and the appointment of an auditor,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgement.

Voting Shares and Principal Shareholders

As of September 1, 2003 the Company had outstanding 5,353,611 fully paid and non-assessable common shares without par value, each carrying the right to one vote.

Only shareholders of record at the close of business on September 11, 2003 who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons who, as at September 1, 2003, beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company carrying the right to vote in all circumstances is as follows:

Shareholder Name and Address	**Number of Shares Held**	**Percentage of Issued Shares**
George O.M. Stewart Eholt/Jewel Lake Road Greenwood, B.C. V0H 1J0	962,035	17.97%
Ellen Clements Eholt/Jewel Lake Road Greenwood, B.C. V0H 1J0	675,870	12.62%

ELECTION OF DIRECTORS

The size of the board of directors is currently determined at four. Under the Articles of the Company the number of directors is to be established at annual meetings. Shareholders will be asked to approve by ordinary resolution that the size of the Board of Directors be fixed at four for the ensuing year.

The term of office of each of the current directors will end at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual general meeting of the Company at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the *Company Act* (British Columbia).

The following table sets out the names of management's nominees for election as directors, all offices in the Company each now holds, each nominee's country of residence and principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at September 1, 2003.

Name, Position and Municipality of Residence	**Occupation, Business or Employment**[(1)]	**Period a Director of the Company**	**Shares Beneficially Owned or Controlled**[(2)]
George O.M. Stewart President, Chief Executive Officer and Director Greenwood, British Columbia, Canada	Gemologist; President, Chief Executive Officer and Director of the Company and New Nadina Explorations Limited.	December 1, 1980 to date.	962,035
Ellen Clements Secretary, Chief Financial Officer and Director Greenwood, British Columbia, Canada	Chief Financial Officer, Secretary and Office Manager of the Company.	March 17, 1992 to date.	675,870
Gerald H. Rayner Director West Vancouver, British Columbia, Canada	Geological Consultant, self-employed.	September 25, 1992 to date.	33,500

Name, Position and Municipality of Residence	Occupation, Business or Employment[1]	Period a Director of the Company	Shares Beneficially Owned or Controlled[2]
Larry Widmer Director Kelowna, British Columbia, Canada	Self-employed; Business Management Consultant, Network Communications Inc., Kelowna, British Columbia, for the past five years.	August 14, 2003 to date.	5,500

Notes:

(1)(2) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(3) The directors hold an aggregate of 75,000 options to purchase shares at an exercise price of $0.15 per share expiring on January 10, 2006 and 90,000 options to purchase shares at an exercise price of $0.17 per share expiring on September 30, 2007.

The Company does not have an Executive Committee of its directors. The Company is required to have an Audit Committee and the current members of that committee are Ellen Clements, Gerald H. Rayner and Larry Widmer.

APPOINTMENT OF AUDITOR

Grant Thornton LLP, Chartered Accountants, of Suite 2800 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N3 will be nominated at the Meeting for appointment as auditor of the Company at a remuneration to be fixed by the directors. Grant Thornton LLP has been auditor of the Company since October 16, 2002.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

During the Company's financial year ended April 30, 2003 the aggregate direct remuneration paid or payable to the Company's directors and senior officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was a total of $125,121 for consulting and management fees, accounting, secretarial services and for building and equipment rentals.

George O.M. Stewart, the Company's President and Chief Executive Officer, is the "Named Executive Officer" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officer during the Company's three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Other Annual Compensa tion[1] ($)	Securities Under Options/ SARs Granted[2] (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensa tion ($)
George O.M. Stewart President and Chief Executive Officer	2003	36,450	Nil	9,040	Nil	Nil	Nil	Nil
	2002	51,875	Nil	5,200	Nil	Nil	Nil	Nil
	2001	84,000	Nil	12,300	100,000	Nil	Nil	Nil

Notes:

(1) An aggregate of $36,450 in salary was paid to George O.M. Stewart for the year ended April 30, 2003, under his management contract dated March 15, 1994. This management contract which expired in March, 1999 was renewed for a full term of five years in 1999 and amended on August 1, 2001. An aggregate of $9,040 was paid to Mr. Stewart to cover office, storage and equipment rental during the financial year ended April 30, 2003.

(2) As at April 30, 2003, Mr. Stewart held an aggregate of 75,000 options to purchase shares at an exercise price of $0.15 per share expiring on January 10, 2006. On July 26, 2002 Mr. Stewart exercised 100,000 options to purchase shares. At the time of exercise the market value of the shares was $0.13 per share. The shares traded at a low of $0.11 per share and a high of $0.22 per share during the 30 day period preceding the date of exercise.

Stock Options

No options to purchase shares were granted to the Named Executive Officer during the financial year ended April 30, 2003.

The share options exercised by the Named Executive Officer during the financial year ended April 30, 2003, and the values of such options at the end of such year were as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
George O.M. Stewart	100,000	[$2,000]	75,000/Nil	Nil/Nil

No options were repriced on behalf of the Named Executive Officer during the financial year ended April 30, 2003.

Pension Plans

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officer of the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an agreement dated March 15, 1999 (the "Management Agreement"), the Company has engaged George O.M. Stewart to act as President and Chief Executive Officer of the Company. The term of the

Management Agreement is for five years from March 15, 1999 and provides for remuneration of $102,000 per year. For the period April 1, 1999 to April 30, 2000 Mr. Stewart voluntarily reduced his fee to $90,000. For the period May 1, 2001 to April 30, 2002 Mr. Stewart voluntarily reduced his fee to $51,875. The Management Agreement was amended on August 1, 2001 to reflect a previously agreed upon specific fee, however, Mr. Stewart is currently voluntarily billing at a daily rate of $400/day only while working on specific projects. Mr. Stewart's remuneration for the period May 1, 2002 to April 30, 2003 was $36,450.

The Management Agreement may be terminated by the Company providing Mr. Stewart with 12 months notice in writing or payment (in lieu of notice) by the Company to Mr. Stewart of an amount equal to 12 times the monthly fee then in effect. The Management Agreement may be terminated by Mr. Stewart in the event of any one of the following significant changes: (1) a take-over bid; (2) change of control of the board of the Company; (3) the sale of all or substantially all the assets of the Company; (4) the termination of the Company's business or the liquidation of its assets; or (5) the merger or amalgamation of the Company whereby the Company's shareholders receive less than 51% of the outstanding shares of the new or continuing corporation; in which event the Company will pay Mr. Stewart 12 times the monthly fee in effect.

Compensation of Directors

During the financial year ended April 30, 2003, the Company paid $2,400 to Gerald H. Rayner for office expenses.

From May 1, 2002 to October 31, 2002, fees in the sum of $5,051.50 were billed to the Company by a law firm in which a former director of the Company was a partner. The former director resigned as a director of the Company in October, 2002.

On September 30, 2002 an aggregate of 90,000 options to purchase shares in the capital of the Company were granted to Ellen Clements, a director of the Company, at an exercise price of $0.17 per share for five years. The shares traded at a high of $0.15 per share and a low of $0.12 per share during the 30 day period preceding the date of grant.

ADDITIONAL COMPANY INFORMATION

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors or senior officers of the Company or any subsidiary thereof, or any associates or affiliates of any of them, is or has been indebted to the Company.

Interest of Certain Person in Matters to be Acted Upon

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company has any material interest in any matter to be acted upon other than the election of directors, the appointment of auditors and as set out herein.

Interest of Insiders in Material Transactions

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company had any interest, direct or indirect, in any other material transaction during the year ended April 30, 2003, or has any interest in any material transaction in the current year.

SHARE OPTION PLAN

The Company has in place a stock option plan approved by shareholders on October 5, 1994 and amended on October 20, 1997. The stock option plan has been established to provide incentive to qualified parties to increase their shareholdings in the Company and thereby encourage their continuing association with the Company.

Management of the Company proposes that shareholders adopt a new share option plan (the "Plan"). Under the Plan, a maximum of 10% of the issued and outstanding Common shares of the Company at the time an option is granted less Common shares reserved for issuance outstanding the Plan, will be reserved for options to be granted until the date of the next annual general meeting at the discretion of the Company's board of directors to eligible optionees (the "Optionees"). At the date of this information circular, 165,000 options are outstanding and were granted under the previous stock option plan. In other words, while the Plan is in effect, there can never be more than 10% of the Company's issued and outstanding Common shares reserved for issuance under the Plan at any point in time. It is the responsibility of the Company's board of directors to ensure that the provisions of the Plan are adhered to.

This type of Plan is called a "rolling" plan. The Plan requires shareholder and TSX Venture approval.

Material Terms of the Plan

Eligible Optionees

Under the policies of TSX Venture, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a non-individual, that is wholly-owned by individuals eligible for an option grant. If the option is granted to a non-individual, it must provide TSX Venture with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of TSX Venture.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a) all options granted under the Plan are non-assignable and non-transferable and for a period of up to 5 years;

(b) for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

(c) if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed or act as an officer or director, as the case may be, or within 30 days if the Optionee is engaged in Investor Relations Activities;

(d) the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of the TSX Venture); and

(e) no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in any one year period.

The Company will obtain "disinterested" shareholders' approval (described below) if:

(i) the number of options granted to Insiders of the Company exceeds 10% of the Company's outstanding Common shares in circumstances where the Plan is amended to permit the reservation for issuance of more than 10% of the issued and outstanding common shares; or

(ii) the aggregate number of options granted to Insiders of the Company within a one year period exceeds 10% of the Company's outstanding listed shares in circumstances where the Plan is amended to permit the reservation for issuance of more than 10% of the issued and outstanding common shares; or

(iii) the number of options granted to any one Insider and such Insider's associates within a one year period exceeds 5% of the Company's outstanding listed shares; or

(iv) the Company wishes to decrease the exercise price of options previously granted to Insiders.

Disinterested Shareholder Approval

For purposes of this resolution an aggregate of 1,676,905 Common shares held by Insiders and their Associates (as defined in the British Columbia Securities Act) will not be voted at the Meeting. However, if this resolution does not receive disinterested shareholder approval, then a second vote will be held by way of ordinary resolution where Insiders and their Associates will be permitted to vote on the resolution and, if passed, the Plan will be adopted with the restrictions set out above.

"Insider" means a director or senior officer of the Company, a director or senior officer a company that is an insider or subsidiary of the Company, a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company, or the Company itself if it holds any of its own securities.

"Disinterested shareholder approval" means the approval by a majority of the votes cast by all voting shareholders of the Company at the Meeting, excluding votes attached to Common shares beneficially owned by "Insiders" of the Company (generally officers and directors) to whom the Options have been granted under the Plan, and their Associates.

"Ordinary Resolution" means a resolution passed by the shareholders of a company at a general meeting by a simple majority of the votes cast in person or by proxy.

Recommendation

The Company is of the view that the Plan permits the Company to attract and maintain the services of executives, employees and service providers with other companies in the resource industry. A full copy of the Plan will be available for inspection at the Meeting. The board of directors will also have the authority to amend the Plan to reduce, but not increase, the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals.

Finally, TSX Venture requires that each company listed on the exchange have a stock option plan, and accordingly, adoption of the Plan is recommended to ensure compliance with their policies. The type of Plan adopted is very similar to the circumstances under which the Company has granted options in the past. The Plan will expire at the conclusion of the next annual general meeting, at which time a new Plan must be adopted.

ADDITIONAL INFORMATION

Additional information relating to the Company may be obtained upon request from Ellen Clements by telephone number (1-800-856-3966), by fax (250-445-2259) or by email at "kettle@direct.ca".

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

Dated at Greenwood, British Columbia, this 15th day of September, 2003.

"George O.M. Stewart"

George O.M. Stewart
President and Chief Executive Officer

"Ellen Clements"

Ellen Clements
Secretary and Chief Financial Officer

KETTLE RIVER RESOURCES LTD.

Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966 - Fax: 250-445-2259

PROXY

This proxy is solicited by the management of Kettle River Resources Ltd. (the "Company"). The undersigned hereby appoints **George O.M. Stewart,** President and Chief Executive Officer of the Company, or failing him, **Ellen Clements,** Secretary and Chief Financial Officer of the Company, or instead of either of the foregoing, (insert name) ______________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the **Annual and Extraordinary General Meeting to be held at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, on October 22, 2003, at 10:00 a.m., local time,** and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. **Fixing the Number of Directors**

   Vote For ☐ Against ☐ the resolution fixing the size of the board of directors at four.

2. **Election of Directors**

   The nominees proposed by management of the Company are:

   George O.M. Stewart
   Ellen Clements
   Gerald H. Rayner
   Larry Widmer

   Vote For ☐ the election of all nominees listed above (except those whose names the undersigned has deleted)

   Withhold Vote ☐

3. **Auditor**

   Vote For ☐ Withhold Vote ☐ on the resolution to appoint Grant Thornton LLP, Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the board of directors.

4. **Share Option Plan**

   Vote For ☐ Against ☐ the ordinary resolution of disinterested shareholders to reserve up to 10% of the issued and outstanding common shares of the Company at any time until the next annual general meeting of shareholders for issuance under a share option plan, as more particularly set out in the accompanying Information Circular, and subject to regulatory authority.

5. Upon any permitted amendment to or variation of any matter identified in the Notice for the Meeting.

6. Upon any other matter that properly comes before the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ______________________________, 2003.

____
Signature of Shareholder

____
(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada, Proxy Department, by fax to (1-866-249-7775) or by mail or by hand to 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, the one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a company, either its corporate seal must be affixed to the form of proxy or the form of proxy should be signed by the company under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, other than either of the nominees designated in this form of proxy, who need not be a shareholder, to attend and act for and on behalf of the shareholder at the Meeting and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters identified or referred to in the accompanying Notice for the Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting other than voting for a nominee for Director who is not specified in the proxy. **In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby FOR the approval of such matter.**

ANNUAL RETURN CARD
REQUEST FOR INTERIM FINANCIAL STATEMENTS

TO: Kettle River Resources Ltd. (the "Company")
(Cusip No. 492705108)
(Script No. KRRQ)

In accordance with National Instrument No. 54-102 "Interim Financial Statement and Report Exemption", both registered shareholders and non-registered (beneficial) shareholders may request annually that their names be added to a corporation's supplemental mailing list in order to receive certain interim financial statements.

IF YOU WISH TO RECEIVE SUCH STATEMENTS, PLEASE COMPLETE AND SEND THIS RETURN CARD TO THE FOLLOWING ADDRESS ONLY. DO NOT ENCLOSE THIS FORM WITH THE PROXY.

PLEASE MAIL, FAX OR EMAIL TO:

KETTLE RIVER RESOURCES LTD.
Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966
Fax to: 250-445-2259 or
kettle@direct.ca

I certify that I am a registered/non-registered owner of common securities of the Company and request that I be placed on the Company's Supplemental Mailing List in order to receive the Company's interim corporate mailings, including financial statements.

DATED: ____________________

____
Signature

____
Name - Please Print

____
Address

____

____
Postal Code

____
Fax

____
Telephone

____
Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____
E-mail address (optional)

454638.2